SECURIT



16022468

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-15719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2015 (MM/DD/YY) AND ENDING 09/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial America Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Euclid Ave., Suite 603
(No. and Street)

Cleveland	Ohio	44115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Rukenbrod 216-781-5060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road #510	Independence	Ohio	44131
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 1? 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John D. Rukenbrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial America Securities, Inc., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


NOTARIAL SEAL
STATE OF OHIO

MARY HERSMAN
NOTARY PUBLIC - OHIO
Recorded In Cuyahoga County
My Commission Expires 12-03-19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SEPTEMBER 30, 2016

TABLE OF CONTENTS

PAGE

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders
Financial America Securities, Inc. and Subsidiary
Cleveland, Ohio

We have audited the accompanying consolidated statement of financial condition of Financial America Securities, Inc. and Subsidiary (a State of Ohio corporation) as of September 30, 2016, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Financial America Securities, Inc. and Subsidiary's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial America Securities, Inc. and Subsidiary as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Financial America Securities, Inc. and Subsidiary's financial statements. The supplemental information is the responsibility of Financial America Securities, Inc. and Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

The accompanying financial statements have been prepared assuming Financial America Securities, Inc. And Subsidiary will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has started the process of terminating the broker dealer status of the organization. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
December 9, 2016

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2016

ASSETS

Assets			
Cash and cash equivalents		$	11,323
Deposit with clearing organization			50,000
Accounts receivable			28,859
Prepaid expenses			4,180
Deposits			2,259
Total Assets		$	96,621

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities				
Accounts payable	$	20,080		
Accrued expenses		46,915		
Note payable - stockholder		8,358	$	75,353
Stockholders' Equity				
Preferred stock 'B', $1,000 par value, 300 shares Authorized, 83 shares issued and outstanding		83,000		
Preferred stock 'C', $1,000 par value, 100 shares authorized 25 shares issued and outstanding		25,000		
Common stock, no par value, 700 shares authorized, 626 shares issued and 469 shares outstanding		781		
Additional paid in capital		227,936		
Retained Earnings		(172,527)		
		164,190		
Less: Treasury stock, at cost - 157 shares common, 29 shares preferred	$	142,922		21,268
			$	96,621

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2016

Revenue		
Commissions:		
Commission on transactions in listed equity securities executed on an exchange	$ 3,637	
Commission on transactions in exchange listed equity securities executed over-the-counter	283,765	
Commission and 12b-1 fees on mutual funds	115,441	
All other securities commissions	145,398	
Total securities commissions		$ 548,241
Net gains (losses) on firm security investment accounts - including unrealized gains (losses)		757
Fees for account supervision, investment advisory and administrative services		49,827
Other revenue related to securities business		15,986
		614,811
Expenses		
Registered representatives' compensation	390,501	
Clerical and administrative compensation and benefits	64,213	
Taxes and other employment cost	460	
Clearance paid to non-brokers	24,159	
Telephone and internet	15,887	
Occupancy cost	30,231	
Regulatory fees	54,285	
Professional fees	48,360	
Insurance	2,038	
Dues and subscriptions	365	
Equipment lease	3,323	
Quotation expense	9,886	
Other expenses	$ 6,382	
Total expenses		650,090
Net Loss before Other Income and Income Tax		(35,279)
Other Income(Loss)		95
Net Loss before Income Tax		(35,184)
Income Tax		
Deferred income tax adjustment		25,480
Net Loss		$ (60,664)

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2016

	Common Stock	Preferred Stock 'B'	Preferred Stock 'C'	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - October 1, 2015	$ 781	$ 83,000	$ 25,000	$ 227,936	$ (109,863)	$ (142,922)	$ 83,932
Dividends Declared	-	-	-	-	(2,000)	-	(2,000)
Net Income (Loss)	-	-	-	-	(60,664)	-	(60,664)
Balance - September 30, 2016	$ 781	$ 83,000	$ 25,000	$ 227,936	$ (172,527)	$ (142,922)	$ 21,268

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2016

Cash Flows From Operating Activities		
Net loss	$	(60,664)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Net loss on firm security investment account		1,691
Deferred tax adjustment		25,480
Change in assets and liabilities:		
Increase in accounts receivable		(13,232)
Increase in prepaid expenses		(29)
Decrease in advances		3,056
Decrease in deposits at clearing agency		6,924
Increase in accounts payable		7,423
Increase in accrued expenses		10,828
Decrease in unearned revenue		(8,651)
Net Cash Used in Operating Activities		(27,174)
Cash Flows From Financing Activities		
Net decrease in note receivable - stockholder		12,642
Net increase in note payable - stockholder		6,858
Declaration of dividends		(2,000)
Net Cash Provided by Financing Activities		17,500
Net Decrease in Cash and Cash Equivalents		(9,674)
Cash and Cash Equivalents - October 1, 2015		20,997
Cash and Cash Equivalents- September 30, 2016	$	11,323
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Financial America Securities, Inc. and Subsidiary (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and provides full-service brokerage services to institutional and retail customers on a fully disclosed basis.

Effective July 31, 2010, the Company formed a wholly-owned subsidiary, Artemis Wealth Advisors LLC (Artemis). The subsidiary provides investment advisory services.

Principles of Consolidation

At September 30, 2016, the consolidated financial statements of Financial America Securities, Inc. and Subsidiary include the accounts of the Company and its wholly-owned subsidiary, Artemis Wealth Advisors LLC. All inter-company transactions and balances have been eliminated.

Revenue Recognition

The Company recognizes commissions and related clearing and commission expenses on the trade date basis.

Investments

The Company held investments in stocks for the benefit of the Company during the fiscal year ended September 30, 2016. They were carried at fair market value on the trade date. The Company had no investments at September 30, 2016.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company uses the reserve method of accounting for bad debts. The allowance for doubtful accounts is calculated using the Company's historical bad debt experience and management's estimate of potential uncollectible accounts. The allowance was $-0- as of September 30, 2016.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair Value

Generally Accepted Accounting Principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Generally Accepted Accounting Principles, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

At September 30, 2016 the Company did not have any investments in over-the-counter stocks.

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

NOTE 2 - INCOME TAXES

The Company is taxed as a C corporation and required to pay federal corporate income taxes on its taxable income. The Company provides for taxes based upon financial income without regard to the period in which they are assessable for tax purposes.

The provision for income taxes at September 30, 2016 is comprised of the following:

Current	$ 0
Deferred	25,480
	$ 25,480

Deferred income taxes are provided for temporary differences between tax and financial statement reporting. The principal sources of temporary differences are different methods for recording depreciation and unrealized gains (losses) on firm investments for financial accounting and tax purposes. The Company has recorded a valuation allowance for unrealized losses, as the Company is not sure whether they will be able to utilize these losses in the future. The Company also has net operating losses in the amount of $374,638, expiring between 2032 and 2036.

The Company's deferred tax assets and liabilities at September 30, 2016 consist of:

Deferred tax asset	$ 42,000
Valuation allowance	(42,000)
	$ 0

The change in the valuation allowance was $(25,480) for the year ended September 30, 2016.

The financial statements reflect only the Company's tax positions that meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. The Company did not recognize any interest or penalties on uncertain tax positions on the balance sheet for the period ended September 30, 2016. Company management has determined that no reasonably possible changes will be made over the next 12 months regarding their tax positions. Reporting periods ending September 30, 2013, and after are subject to examination by major taxing authorities.

NOTE 3 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined, equal to $5,024. At September 30, 2016, the Company's net capital was $14,818, which was $9,794 more than the minimum required net capital. At September 30, 2016, the Company's ratio of aggregate indebtedness to net capital was 509%.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will not have a material adverse effect on the financial position of the Company.

NOTE 5 - RELATED PARTY COMMITMENTS

The Company occupied an office facilities on a month-to-month basis through June 3, 2016, leasing the space from a firm whose majority principal is a minority stockholder in the Company. Monthly rent was $2,200.

Rent expense of $23,900 was paid to the related party for the year ended September 30, 2016.

The Company has an amount of $4,700 payable to a related party included in Accounts Payable at September 30, 2016.

The Company has an amount of $8,358 due to a stockholder at September 30, 2016. The note is non-interest bearing and has no repayment stated.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation for financial statement purposes is computed over the estimated useful lives of the assets using the straight-line method. The depreciation rates for furniture and fixtures are based on a useful life of 5 - 7 years. There was no depreciation expense for the year ended September 30, 2016.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2016

NOTE 7 - LEASES

The Company has entered into an operating lease agreement for equipment utilized in its business. The lease has a term of five years. The annual payments total $337. Leased equipment expense was $3,323 for the year ended September 30, 2016.

Aggregate future minimum lease commitments for years subsequent to September 30, 2016 are as follows:

Year Ended September 30,	
2017	$ 337
2018	337
2019	337
2020	337
2021	84
	$6,826

NOTE 8 - PENSION PLAN

The Company has a SIMPLE plan. Contribution expense for the year ended September 30, 2016 was $-0-.

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which, from time to time, may exceed federally insured limits.

NOTE 11 - FINANCIAL DATA OF SUBSIDIARY

The consolidated financial statements include the accounts of Artemis Wealth Advisors LLC, which include:

Assets	$ 11
Liabilities	$ -
Net Worth	11
	$ 11

Additionally, $200 of common stock in Artemis was eliminated at September 30, 2016.

NOTE 12 – PREFERRED STOCK

The Company issued non-voting preferred stock 'B'. There are no fixed dividends; any dividend on the preferred shares shall be noncumulative and payable when declared by the Board of Directors. The Board of Directors may redeem some or all of the preferred shares at a price equal to $1,000 per share.

In 2014, the Company issued non-voting preferred stock 'C'. There is a fixed dividend of 8%, which is payable quarterly The Board of Directors may redeem, after 3 years of issuance, some or all of the preferred 'C' shares at a price equal to $1,000 per share. Class C Preferred Shares are interpreted to mean that an owner of Class C Preferred Shares is not required to have said shares redeemed after three years. There is a put feature to the investor allowing for payment, on demand, at par plus accrued interest once every twelve months from execution date of the Subscription agreement and acceptance of payment to FASI. In addition, FASI will retain a call feature on the securities with the ability to repurchase the preferred stock at a $1000 per share plus accrued interest every twelve months from purchase date. Notice of the call or put must be provided in writing thirty days prior date of the proposed exercise. This feature will be in effect for three years from date of signing.

At the end of three years, investor may elect to convert the preferred shares into common shares of Financial America Securities, Inc., at a valuation of 2 time previous months per common share book value determined by FASI's previous month focus filing with FINRA, or accept the cash repayment of the investment plus accrued interest.

As of September 30, 2016, $5,000 in dividends is accrued and unpaid.

NOTE 13 – COMPANY STATUS

Beginning during the year ended September 30, 2016, the Company has started the process of terminating the broker dealer status for the organization. This process is anticipated to be completed during the year ended September 30, 2017. The Company has been in communication with FINRA throughout the process and has begun transferring accounts to another organization. Those factors about the Company's ability to continue as a going concern create an uncertainty. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 14 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through December 9, 2016 the available date of issuance of the financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SUPPLEMENTAL FINANCIAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2016

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2016

Net Capital		
Total stockholders' equity from statement of financial condition	$	21,268
Non-allowable assets:		
Deposits		(2,259)
Prepaid expenses		(4,180)
		14,829
Net capital before haircuts on security positions		14,829
Net capital(deficit) of Subsidiary		(11)
Net capital	$	14,818
Aggregate indebtedness	$	75,353
Computation of basic net capital requirement 6-2/3% of aggregate indebtedness	$	5,024
Minimum required net capital	$	5,000
Net capital requirement	$	5,024
Excess net capital	$	9,794
Excess net capital at 1,000%	$	7,283
Percentage of aggregate indebtedness to net capital		509%

Additional Statements

There are no material differences in the computation with Form X-17 A-5, Part II A.

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3.

FINANCIAL AMERICA SECURITIES, INC.

AGREED-UPON PROCEDURES

SEPTEMBER 30, 2016

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors of Financial America Securities, Inc. And Subsidiary
Cleveland, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by Financial America Securities, Inc. And Subsidiary and SIPC, solely to assist you and the other specified parties in evaluating Financial America Securities, Inc. And Subsidiary's compliance with the applicable instructions of Form SIPC-7. Financial America Securities, Inc. And Subsidiary's management is responsible for Financial America Securities, Inc. And Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (copies of checks written), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2016 with the amounts reported in Form SIPC-7 for the year ended September 30, 2016 noting a difference of $563.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger), noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger) supporting the adjustments noting no differences; and

5. Not applicable – there is no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
December 9, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15719 FINRA SEP
FINANCIAL AMERICA SECURITIES INC
2800 EUCLID AVE STE 603
CLEVELAND, OH 44115-2408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Rukenbrod 216-781-5060

2. A. General Assessment (item 2e from page 2) $ 1,177.60
   B. Less payment made with SIPC-6 filed (exclude interest) (530.54)
      4/26/2016
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 647.06
   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 647.06
   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☒ Funds Wired ☐
      Total (must be same as F above) $ 647.06
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
(S) Artemis Wealth Advisors 154714

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Financial America Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 12 day of December, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2015 and ending 9/30/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 588,223
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	26,682
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	716
Total additions	27,398
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	119,447
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	24,159
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Other income (Deductions in excess of $100,000 require documentation)	95
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 880	
Enter the greater of line (i) or (ii)	880
Total deductions	144,581
2d. SIPC Net Operating Revenues	$ 471,040
2e. General Assessment @ .0025	$ 1,177.60 (to page 1, line 2.A.)

FINANCIAL AMERICA SECURITIES INC
1325 CARNEGIE AVE
CLEVELAND, OH 44115-2835

16101

6-15/410

DATE 12/12/2016

PAY TO THE ORDER OF SIPC

$ 647.06

Six hundred forty-seven and .06/100 DOLLARS

Huntington
Private Banking

FOR



⑈016101⑈ ⑆041000153⑆ 01661623427⑈

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

SEPTEMBER 30, 2016

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
Financial America Securities, Inc. and Subsidiary
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) Financial America Securities, Inc. And Subsidiary identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial America Securities, Inc. And Subsidiary claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Financial America Securities, Inc. And Subsidiary stated that Financial America Securities, Inc. And Subsidiary met the identified exemptive provisions throughout the most recent fiscal year without exception. Financial America Securities, Inc. And Subsidiary's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial America Securities, Inc. And Subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
December 9, 2016

Financial America Securities, Inc.
Investment Securities
Member FINA SIPC
2800 Euclid Ave. Suite 603 □ Cleveland, Ohio 44115 □ 216/781-5060 □ FAX 216/781-5379

November 30, 2016

FINANCIAL AMERICA SECURITIES, INC., AND SUBSIDIARY
SEPTENBER 30, 2016

STATEMENT OF EXEMPTION PURSUANT TO RULE 15c3-3

The Company claims an exemption from Rule 15c3-3(k)(2)(ii). The Company, as an introduction broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and we promptly transmit all customer funds and securities to our clearing agent, Hilltop Securities, Inc., which carries all of the account of our customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the rule.

To the best of our knowledge, the Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

John D. Rukenbrod



President/Chief Operations Officer